

Mail Stop 4720

July 27, 2009

By U.S. Mail and Facsimile to: (229) 426-6039

Terry L. Hester
Chief Financial Officer
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, Georgia 31750

      Re: Colony Bankcorp, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Form 10-Q for the Quarterly Period Ended March 31, 2009
            File No. 000-12436

Dear Mr. Hester:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Directors and Executive Officers and Corporate Governance, page 66

Executive Officers, page 7 of Definitive Proxy Statement on Schedule 14A

1.   In future filings, please revise this section to clarify that the disclosure regarding each of the executive officers and directors describes their business experience, principal occupations and employment for at least the past five years. Refer to Item 401(e) of Regulation S-K. Revise the disclosure for each individual

accordingly, as necessary.

Executive Compensation, page 66

Compensation Discussion and Analysis, page 14 of Definitive Proxy Statement on Schedule 14A

2.   Under the subheading "Role of Executive Officers in Compensation Decisions," please tell us and revise your future filings to clarify who makes the recommendations regarding equity awards, and clearly disclose whether the CEO makes any recommendations regarding his own compensation.

3.   Under the subheading "Base Salary," please tell us and revise your future filings to clarify how the compensation committee "determined that the executive officers were instrumental in carrying out Company initiatives…."

Performance-Based Cash Incentive Compensation, page 16 of Definitive Proxy Statement on Schedule 14A

4.   In future filings, please disclose the performance targets utilized in determining cash incentive compensation for your named executive officers. For example, you have not disclosed the specific minimum, target, and maximum levels for each component of the performance-based cash incentive plan. Please also provide us with proposed revised disclosure. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

5.   Please tell us and revise future filings to clarify how the committee arrived at its decisions regarding cash incentive compensation for the 2008 fiscal year. We note that the disclosure in this section appears to be limited to a discussion of performance in the 2007 fiscal year and does not address the reasons that no bonuses were paid for performance in 2008.

Long-Term Equity Stock Award, page 17 of Definitive Proxy Statement on Schedule 14A

6.   Please tell us and revise future filings to disclose how the stock award amounts listed in the table were derived.

<u>Director Compensation, page 27 of Definitive Proxy Statement on Schedule 14A</u>

7.   Please revise the paragraph under "Cash Compensation…" to clarify your future filings, if correct, that board members receive $800 a month, plus $100 for each board meeting attended.

<u>Certain Relationships and Related Transactions and Director Independence, page 67</u>

<u>Transactions with the Company, page 29 of Definitive Proxy Statement on Schedule 14A</u>

8.   We note the disclosure that loans to officers and directors were made on substantially the same terms as those prevailing at the time for comparable transactions *with other persons*. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender*. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

<u>Exhibits 31.1 and 31.2</u>

9.   In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. For example, please delete from the first line the title of the certifying individual and delete the word "Annual" from paragraph 4(a). We note similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2009</u>

<u>Management's Discussion and Analysis</u>

<u>Allowance for Loan Losses, page 40</u>

10.   Beginning in your next Form 10-Q, please revise your future filings to provide additional discussion of the factors that contributed to the changes in your allowance for loan losses and how you considered certain factors when determining your allowance. You state on page 41 that your "Provisions were higher in 2009 compared to 2008 primarily due to the elevated risk of residential real estate and land development loans given the downturn in the real estate market during 2007 and 2008." Please revise to more clearly address how you considered the specific factors, including the levels of nonperforming loans at each period end as well as the charge-offs for the period, when determining the amount of your allowance. To the extent that the significant changes in your

nonperforming loans were due to a few large credits or a large number of small credits, please discuss that fact. Further, please discuss the reasons that your allowance has not proportionally followed the levels of your nonperforming loans and charge-offs. Discuss the steps you take to monitor and evaluate collateral values of your nonperforming and problem loans as part of your allowance methodology, and discuss the trends experienced in that area in recent periods. Based on the disclosures in your recent earnings release for the quarter ended June 30, 2009, please provide additional disclosure that addresses the reasons for the decrease in your allowance during the second quarter of 2009, especially in light of your continued statements regarding decreased property values in your market area.

Controls and Procedures, page 53

11.   We note that you have not included the disclosure required by Item 308(c) of Regulation S-K. Please provide us with this disclosure for the period ended March 31, 2009 and confirm that you will include such disclosure in future filings.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Attorney Advisor